UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2012

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2012

NAM TAI ELECTRONICS, INC.

By:	/s/ M. K. Koo
	Name:	M. K. Koo
	Title:	Executive Chairman and
Chief Financial Officer

THIRD QUARTER NEWS RELEASE
Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.
Mr. Kevin McGrath
Managing Partner of Cameron Associates
Tel.: 212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI ELECTRONICS, INC.

Q3 2012 Sales up 198%, Gross profit margin at 9.2%

SHENZHEN, PRC – November 5, 2012 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the third quarter ended September 30, 2012.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine months Results
	Q3 2012	Q3 2011	YoY(%)(d)	9M 2012	9M 2011	YoY(%)(d)
Net sales (a)	$380,251	$127,600	198	$679,459	$396,004	72
Gross profit (a)	$34,801	$5,695	511	$56,813	$18,014	215
% of sales	9.2%	4.5%	—	8.4%	4.5%	—
Operating income (loss) (a)	$26,797	$(851)	—	$35,080	$(2,300)	—
% of sales	7.0%	(0.7%)	—	5.2%	(0.6%)	—
per share (diluted)	$0.59	$(0.02)	—	$0.78	$(0.05)	—
Net income (b) (c)	$24,552	$1,095	2,142	$30,315	$6,116	396
% of sales	6.5%	0.9%	—	4.5%	1.5%	—
Basic earnings per share	$0.55	$0.02	2,650	$0.68	$0.14	386
Diluted earnings per share	$0.54	$0.02	2,600	$0.67	$0.14	379
Weighted average number of shares (‘000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	45,304	44,825	—	45,093	44,843	—

Notes:

(a)	The net sales, gross profit and operating income (loss) have excluded the discontinued business of Liquid Crystal Display Panels (LCDP). For the three months ended September 30, 2012 and September 30, 2011, the discontinued operation recognized net sales of $1.8 million and $19.8 million, a gross profit of $0.6 million and $2.4 million, and an operating income of $0.9 million and $1.0 million respectively. For the nine months ended September 30, 2012 and September 30, 2011, the discontinued operation recognized net sales of $24.1 million and $61.0 million, a gross (loss) profit of ($0.6 million) and $7.8 million, an operating (loss) income of ($2.7 million) and $3.4 million respectively. (Please see page 7 of the Company’s Condensed Consolidated Statements of Operations for details).
(b)	Net income for the three months ended September 30, 2012 has included income from discontinued business (net of tax) of $0.7 million and other & interest income of $2 million, which consisted of incentive allowance received from Shenzhen government for mechanical and electrical products of $0.6 million and interest income & exchange gain of $1.4 million.
(c)	Net income for the nine months ended September 30, 2012 has included loss from discontinued business (net of tax) of $0.8 million and other & interest income of $7.7 million, which consisted of subsidy received as an advance technology allowance from Wuxi government as an incentive for our investment and factory expansion in Wuxi of $2.6 million, incentive allowance from Shenzhen government for mechanical and electrical products of $0.6 million and interest income & exchange gain of $2.5 million.
(d)	Percentage change is not applicable if either of the two periods contains a loss.
(e)	This information has been published on the Company’s website http://www.namtai.com/quarterly/quarterly.htm under the quarterly earnings report of Q3 2012 on page 7, Condensed Consolidated Statements of Operations.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2012

1. Quarterly Sales

(In thousands of US Dollars, except percentage information)

Quarter	2012	2011	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	$94,062	$142,410	(33.9)	(33.9)
2nd Quarter	$205,146	$125,994	62.8	11.5
3rd Quarter	$380,251	$127,600	198.0	71.6
4th Quarter	—	$129,073

Total	$679,459	$525,077

Note:

*	The above sales have excluded certain discontinued business. Please see page 7 of the Company’s Condensed Consolidated Statements of Operations for details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q3 2012 on page 7, Condensed Consolidated Statements of Operations.

2. Key Highlights of Financial Position

	As at September 30,		As at December 31,
	2012(a)	2011(a)	2011(a)
Cash on hand (b)	$155.2 million	$154.8 million	$118.5 million
Ratio of cash to current liabilities	0.52	1.54	0.88
Current ratio	1.55	3.07	2.22
Ratio of total assets to total liabilities	2.18	4.33	3.38
Return on equity	12.0%	2.4%	0.2%
Ratio of total liabilities to total equity	0.85	0.30	0.42
Debtors turnover	63 days	39 days	46 days
Inventory turnover	47 days	17 days	19 days
Average payable period	107 days	49 days	54 days

Notes:

(a)	The Company’s ratios as at September 30,2011 have been restated according to the reclassified assets and liabilities resulting from discontinued business. Please see page 8 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q3 2012 on page 8, Condensed Consolidated Balance Sheets.
(b)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (the “FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months are not classified as cash on hand but require separate disclosure.

OPERATING RESULTS

Sales in the third quarter of 2012 were $380.3 million, an increase of 198.0%, compared to the sales of $127.6 million for the same quarter of 2011. Gross profit in the third quarter of 2012 was $34.8 million, an increase of 511.1%, compared to $5.7 million in the third quarter of last year. Gross profit margin for the third quarter of 2012 was 9.2%, up 4.7% from 4.5% in the third quarter of last year. Operating income for the third quarter of 2012 was $26.8 million, compared to the operating loss of $0.9 million in the third quarter of last year. Net income in the third quarter of 2012 was $24.6 million, or $0.54 per share (diluted), an increase of 2,142.2%, as compared to the net income of $1.1 million, or $0.02 per share (diluted) in the third quarter of last year.

For the nine months ended September 30, 2012, net sales were $679.5 million, an increase of 71.6%, compared to $396.0 million in the same period of 2011. Gross profit for the nine months September 30, 2012 was $56.8 million, an increase of 215.4%, compared to $18.0 million in the same period of last year. Gross profit margin for the nine months ended September 30, 2012 was 8.4%, an increase of 3.9%, compared to 4.5% for the same period of last year. Operating income for the nine months ended September 30, 2012 was $35.1 million, compared to an operating loss of $2.3 million in the same period of last year. Net income for the nine months ended September 30, 2012 was $30.3 million, or $0.67 per share (diluted), an increase of 396.7%, compared to net income of $6.1 million, or $0.14 per share (diluted), in the same period last year.

The improvement of the Company’s results in the third quarter of 2012 was mainly due to six factors. First, sales increased significantly by 198.0% compared to the same period last year, as a result of (i) the Company’s Wuxi manufacturing facility continued to ramp up of its production of high-resolution liquid crystal display modules (“LCMs”) for tablets and (ii) the Company’s Shenzhen manufacturing facility began mass production of high-resolution LCMs for smartphones in September 2012. Second, the management of the Company adopted certain employee stock option arrangement and forfeited a cash incentive bonus of $5.1 million. Third, the Company had $2.0 million in other and interest income, including $0.6 million of incentive allowance from the PRC government for the manufacturing of mechanical and electrical products, $0.9 million of interest income and $0.5 million of exchange gain. Fourth, the Company has improved its gross and net profit by discontinuing certain sales orders that have had poor performance. Fifth, the Company enjoyed benefit from the certain exemption treatment and tax reduction for its Wuxi operation and a tax benefit of $1.1 million as a result of tax losses carried forward from last year. Lastly, the Company has also been successful in its cost control management which effectively maintaining expenses at a similar level as before even though it had a significant increase in sales.

With respect to the discontinued low profit margin businesses, for the three months ended September 30, 2012 and September 30, 2011, the net sales were $1.8 million and $19.8 million, gross profit were $0.6 million and $2.4 million, and operating income were $0.9 million and $1.0 million, respectively. For the nine months ended September 30, 2012 and September 30, 2011, the net sales were $24.1 million and $61.0 million, gross (loss) profit were ($0.6 million) and $7.8 million, and operating (loss) income were ($2.7 million) and $3.4 million, respectively. Please see page 7 of the Company’s Condensed Consolidated Statements of Operations for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q3 2012 on page 7, Condensed Consolidated Statements of Operations.

EXPANSION PROJECT

a) Expansion Project in Wuxi City, PRC

The Company had purchased a parcel of land of approximately 470,000 square feet from the Wuxi government for the expansion of its Wuxi manufacturing facility. On July 12, 2012, the Company conducted the stone-laying ceremony for the construction of the facility’s new additions, which is expected to be completed by August 2014. The expanded facility will include office buildings, a research and development center, an environmental and safety control center, an SMT plant and warehouse, labor union buildings and employee activity centers.

b) Expansion Project in Shenzhen City, PRC

The Company is still actively and closely working with the Shenzhen government to expedite the release of a parcel of land in Shenzhen, Guangming Hi-Tech Industrial Park of approximately 1,270,000 square feet. The Shenzhen government recently announced a city rezoning project for an area that encompasses the Company’s existing Shenzhen facility. As a result, the location of the Company’s existing Shenzhen facility will be redeveloped as an high-end commercial district area and will no longer be suitable for any manufacturing factory thereafter. The Company has been requested to move out from the existing facility in due course and therefore has placed the need for relocation in high priority. The Company plans to continue to focus its efforts to facilitate the Shenzhen government to release the land in Guangming for its relocation, expansion and development needs at the earliest practical time. The Company currently aims to move into the new location in Guangming within three years. Subsequent to this relocation, the Company will continue to hold the existing location of its Shenzhen manufacturing facility, as a significant valuable asset for the time being.

COMPANY OUTLOOK

The Company’s revenue increased by 198.0% in the third quarter of 2012 compared to the third quarter of 2011, excluding the contribution from the discontinued businesses. This significant revenue increase was principally due to the ramping up of the production of high-resolution LCM for tablets at the Company’s Wuxi facility and the commencement of the production of high-resolution LCM for smartphones at the Company’s Shenzhen facility beginning in September 2012. After the final evaluation on the viability of its flexible printed circuit (“FPC”) business based on its performance in the third quarter of 2012, the Company has decided to discontinue its FPC business at the end of March 2013, which business has been generating losses since its initial production.

The Company is currently under discussion with its existing customers, as essential production partners, for the manufacturing of another LCM product, which the Company believes will continue to drive the expansion of its existing production capacity and production facilities.

The Company’s management anticipates its customer orders would grow steadily and the existing production capacity would be expected to reach full capacity before the end of 2013, if the increases in demand for the existing production of LCMs for smartphones and tablets as well as the other new LCM product business continue to hold. Nevertheless, the Company may continue to face certain risks including but not limited to, the appreciation of renminbi, inflation in China, labor shortage, materials shortage, customers and suppliers’ inability to meet their contractual obligations, financial difficulties resulting in customers and suppliers’ illiquidity and global political events and actions, including war and terrorism. These risks could affect the Company’s sales, profit margin and investment lost.

THIRD QUARTER RESULTS ANALYST CONFERENCE CALL AND WEBCAST

The Company will hold a conference call on Monday, November 5, 2012, at 8:30 a.m. (EST). Shareholders, media and interested investors are invited to listen to the live webcast at www.namtai.com by clicking on the conference call link (under events) or over the phone by dialing 877.407.3140 just prior to its start time. International participants may dial 201.689.8473. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact us at 212.245.4577 or via email to kevin@cameronassoc.com.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2012 AND 2013

As announced on October 31, 2011, the Company has set payment of quarterly dividends for 2012. The dividends for Q4 2012 were paid on October 20, 2012. The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2012.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2012	December 31, 2011	January 20, 2012	$0.07	PAID
Q2 2012	March 31, 2012	April 20, 2012	$0.07	PAID
Q3 2012	June 30, 2012	July 20, 2012	$0.07	PAID
Q4 2012	September 30, 2012	October 20, 2012	$0.07	PAID

Total for Full Year 2012			$0.28

We are pleased to announce that, considering the Company’s cash position and the promising future outlook for a continual and profitable growth, our Board of Directors has determined it appropriate to continue dividend payments and has authorized a 114.3% increase in the quarterly dividend payments in 2013 according to the schedule set forth below.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2013	December 31, 2012	before January 31, 2013	$0.15
Q2 2013	March 31, 2013	before April 30, 2013	$0.15
Q3 2013	June 30, 2013	before July 31, 2013	$0.15
Q4 2013	September 30, 2013	before October 31, 2013	$0.15

Total for Full Year 2013			$0.60

The Company’s decision to continue dividend payments in 2013 does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2013, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q4 2012 and 2013

To enhance the efficiency of delivering the Company’s quarterly financial results to reach the market, the Company’s management has decided to accelerate the schedule of release of quarterly financial results for 2013 to be one week earlier than before. Details of the expected quarterly release dates are as follows:-

Announcements of Financial Results
Quarter	Date of release
Q4 2012	January 28, 2013 (Mon)
Q1 2013	April 29, 2013 (Mon)
Q2 2013	July 29, 2013 (Mon)
Q3 2013	October 28, 2013 (Mon)
Q4 2013	January 27, 2014 (Mon)

CORPORATE VIDEO and WEBSITE

The Company is producing a new Corporate Video and website in order to provide the most recent company information to its shareholders and investors. The Company expects that the new video also will be available on the Company’s new website before the end of November 2012. If any shareholders, media and interested investors would like more information about the Company or its new corporate video, please contact us at 212.245.4577 or via email to kevin@cameronassoc.com to arrange the distribution.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release and the subsequent conference call, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the financial resources and credit rating of Company’s customers under the current global recession; the effects that current credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; component quality or shortage, whether or not cause by customers change in specifications, delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win additional government business. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2013 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2013, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all, Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, tablets, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of US Dollars except share and per share data)

	Unaudited Three months ended September 30		Unaudited Nine months ended September 30
	2012	2011	2012	2011

Net sales	$380,251	$127,600	$679,459	$396,004
Cost of sales	345,450	121,905	622,646	377,990

Gross profit	34,801	5,695	56,813	18,014

Costs and expenses
General and administrative expenses (1)	6,850	4,956	18,078	15,782
Selling expenses	964	1,025	2,387	2,896
Research and development expenses	190	565	1,268	1,636

	8,004	6,546	21,733	20,314

Operating income (loss)	26,797	(851)	35,080	(2,300)

Other income , net (2)	1,416	767	6,452	3,463
Interest income	659	639	1,480	2,119
Interest expenses	(47)	—	(260)	—

Income before income tax	28,825	555	42,752	3,282
Income tax expenses	(5,022)	(388)	(11,638)	(571)

Income from continuing business	23,803	167	31,114	2,711

Income (loss) from discontinued business, net of tax (3)	749	928	(799)	3,405

Consolidated net income	$24,552	$1,095	$30,315	$6,116

Basic net income (loss) per share:
Basic income per share from continuing business	$0.53	$0.00	$0.69	$0.06

Basic income (loss) per share from discontinued business	$0.02	$0.02	$(0.01)	$0.08

Basic net income per share	$0.55	$0.02	$0.68	$0.14

Diluted net income (loss) per share:
Diluted income per share from continuing business	$0.53	$0.00	$0.69	$0.06
Diluted income (loss) per share from discontinued business	$0.01	$0.02	$(0.02)	$0.08
Diluted net income per share	$0.54	$0.02	$0.67	$0.14
Weighted average number of shares (’000)
Basic	44,804	44,804	44,804	44,804
Diluted	45,304	44,825	45,093	44,843

Notes:

(1)	The Company management adopted the employee stock option plan with a total of 1.43 million shares options granted, in which 600,000 shares options have an exercise price of $6.66 and 831,000 share options with an exercise price of $5.63. The management has given up the cash incentive bonus and which were reversed in the third quarter of 2012.
(2)	The other & interest income of $2 million from continuing business in the third quarter of 2012 included incentive allowance of $0.6 million from Shenzhen government for mechanical and electrical product and interest income & exchange gain of $1.4 million.
(3)	The sales from the discontinued business were $1.8 million and $19.8 million for the three months ended September 30, 2012 and 2011 respectively.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(In Thousands of US Dollars)

	Unaudited September 30 2012	December 31 2011
ASSETS
Current assets:
Cash and cash equivalents	$155,239	$118,510
Fixed deposits maturing over three months	3,871	34,825
Accounts and notes receivable, net	155,268	65,754
Inventories	106,415	26,515
Prepaid expenses and other receivables	34,342	14,334
Finance lease receivable – current	3,504	—
Deferred tax assets – current	2,011	3,101
Income taxes recoverable	167	—
Current assets from discontinued business	1,648	34,179

Total current assets	462,465	297,218

Property, plant and equipment, net	158,790	137,393
Finance lease receivable – non current	9,391	—
Land use rights	16,627	11,981
Deposits for property, plant and equipment	—	4,247
Deferred tax assets – non current	4,124	5,922
Other assets	809	982

Total assets	$652,206	$457,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$4,306	$268
Accounts payable	242,302	74,429
Accrued expenses and other payables	42,367	35,980
Dividend payable	3,136	12,545
Income tax payable	2,727	656
Current liabilities from discontinued business	3,085	10,280

Total current liabilities	297,923	134,158
Deferred tax liabilities	1,379	1,379

Total liabilities	299,302	135,537

EQUITY
Shareholders’ equity:
Common shares	448	448
Additional paid-in capital	287,438	287,055
Retained earnings	65,026	34,711
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	352,904	322,206

Total liabilities and shareholders’ equity	$652,206	$457,743

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of US Dollars)

	Unaudited Three months ended September 30		Unaudited Nine months ended September 30
	2012	2011	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$24,552	$1,095	$30,315	$6,116
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	7,161	4,105	17,614	13,260
(Reversal) provision for inventories	(32)	(72)	1,308	64
(Reversal) provision for goods return	(37)	—	603	—
(Reversal) provision for bad debts	(288)	(165)	606	94
Reversal for loss on purchase commitments	(496)	—	—	—
Loss (gain) on disposal of property, plant and equipment	235	5	(806)	45
Loss on derivative financial instrument	—	—	156	—
Share-based compensation expenses	383	—	383	112
Decrease (increase) in deferred income taxes	813	(751)	5,202	(2,639)
Unrealized exchange gain	(381)	(482)	(141)	(2,492)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(41,252)	6,022	(82,960)	5,852
(Increase) decrease in inventories	(41,993)	6,531	(75,960)	(39)
Increase in prepaid expenses and other receivables	(319)	(4,044)	(14,416)	(5,240)
Increase in income tax recoverable	(1)	(1)	(167)	(3)
(Decrease) increase in notes payable	(13,572)	—	4,038	—
Increase (decrease) in accounts payable	74,360	(6,797)	159,486	(5,612)
Increase in accrued expenses and other payables	12,757	1,963	16,113	294
Increase (decrease) in income tax payable	1,248	(701)	2,723	(2,129)

Total adjustments	(1,414)	5,613	33,782	1,567

Net cash provided by operating activities	$23,138	$6,708	$64,097	$7,683

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of US Dollars)

	Unaudited Three months ended September 30		Unaudited Nine months ended September 30
	2012	2011	2012	2011
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(4,562)	$(12,147)	$(53,037)	$(21,747)
Decrease (increase) in deposits for purchase of property, plant and equipment	254	(15,891)	4,543	(20,487)
Increase in other assets	—	—	—	(106)
Payment for derivative financial instrument	—	—	(156)	—
Decrease in Entrusted loan	3,956	—	—	—
Proceeds from disposal of property, plant and equipment and other assets	42	—	12,491	—
Increase (decrease) in finance lease receivable	898	—	(12,895)	—
Increase (decrease) in fixed deposits maturing over three months	1,284	(34,388)	30,954	(34,388)

Net cash provided by (used in) investing activities	$1,872	$(62,426)	$(18,100)	$(76,728)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(3,137)	$(2,240)	$(9,409)	$(6,721)
Repayment of Trust Receipt loans	(5,817)	—	—	—
Repayment of Entrusted loan	(3,956)	—	—	—
Repayment of bank loans	(4,592)	—	—	—

Net cash used in financing activities	$(17,502)	$(2,240)	$(9,409)	$(6,721)

Net increase (decrease) in cash and cash equivalents	7,508	(57,958)	36,588	(75,766)
Cash and cash equivalents at beginning of period	147,350	212,269	118,510	228,067
Effect of exchange rate changes on cash and cash equivalents	381	482	141	2,492

Cash and cash equivalents at end of period	$155,239	$154,793	$155,239	$154,793

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of US Dollars)

1.	Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income was $24,552 and $1,095 for the three months ended September 30, 2012 and 2011 respectively.

2.	Business segment information:

The Company’s business is separated into the Telecommunication Components Assembly – (“TCA”) and Flexible Printed Circuit (“FPC”) segments in 2012. Since the first quarter of 2012, the Consumer Electronic Communication Products (“CECP”) segment fell below the threshold prescribed under FASB ASC 280-10-50-12 and the CECP segment was combined with the TCA segment. In the third quarter of 2012, the net loss from the FPC segment was above the threshold prescribed under FASB ASC 280-10-50-12 and the FPC segment was separated from the TCA segment.

	Unaudited Three months ended September 30		Unaudited Nine months ended September 30
	2012	2011	2012	2011
NET SALES CONTINUING BUSINESS:

- TCA	$372,339	$122,966	$658,578	$385,627
- FPC	7,912	4,634	20,881	10,377

Total net sales from continuing business	$380,251	$127,600	$679,459	$396,004

NET (LOSS) INCOME FROM CONTINUING BUSINESS
- TCA	$24,809	$3,803	$36,924	$13,974
- FPC	(1,792)	(3,051)	(4,805)	(9,695)
- Corporate	786	(585)	(1,005)	(1,568)

Total net income from continuing business	$23,803	$167	$31,114	$2,711

	Unaudited Sep. 30 2012	Dec. 31 2011
IDENTIFIABLE ASSETS BY SEGMENT:
- TCA	$490,933	$239,734
- FPC	41,743	50,915
- Corporate	117,882	132,915

Total assets	$650,558	$423,564

NAM TAI ELECTRONICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of US Dollars)

3.	A summary of the net sales, net income (loss) and long-lived assets by geographic areas is as follows:

	Unaudited Three months ended September 30		Unaudited Nine months ended September 30
	2012	2011	2012	2011
NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong:
Unaffiliated customers	$380,251	$127,600	$679,459	$396,004
Intercompany sales	22,855	196	41,526	812

- Intercompany eliminations	(22,855)	(196)	(41,526)	(812)

Total net sales	$380,251	$127,600	$679,459	$396,004

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$24,568	$1,153	$33,248	$6,262
- Hong Kong	(765)	(986)	(2,134)	(3,551)

Total net income	$23,803	$167	$31,114	$2,711

	Unaudited Sep. 30 2012	Dec. 31 2011
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$171,051	$144,788
- Hong Kong	4,366	4,586

Total long-lived assets	$175,417	$149,374